FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: July 13, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 13, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: John P. Stevenson
Corporate Secretary



                       News Release

For Immediate Release

Trading Symbol:  NCT                    Media Contact:  Rick Perkins
                                                        (416) 507-5437

Exchange Listing:  Toronto
                   Montreal
                   New York

Newcourt Responds to TSE Request for Comment on Globe and Mail Report

TORONTO, Canada, July 13, 1999 - Newcourt Credit Group in response to a request from the Toronto Stock Exchange today said that a story in the Report on Business section of the Globe and Mail claiming that Newcourt and CIT have agreed to a revised exchange ratio of 0.65 of a CIT share for each Newcourt share is inaccurate and speculative.

In commenting on the story Newcourt said, "Discussions with CIT are ongoing. There has been no amendment to the original exchange ratio of 0.92 established in the March 8th, 1999 business combination agreement."

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